July 30, 2010

Via EDGAR Correspondence

Mr. Michael Clampitt

Senior Counsel

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Re:                               HSBC USA Inc.

Form 10-K for Fiscal Year Ended December 31, 2009

Form 10-Q for Fiscal Quarter Ended March 31, 2010

File No. 1-07436

Dear Mr. Clampitt:

This letter is the response of HSBC USA Inc. (the “Company” or “HUSI”) to the comment letter issued by your office dated July 2, 2010 with respect to HUSI’s Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Form 10-K”) and Quarterly Report for the quarter ended March 31, 2010 (the “March 2010 Form 10-Q”). We have printed your comments below in bold type, followed by the Company’s response.

Form 10-K for the period ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Executive Overview, Current Environment, page 24

1.     We refer to the third bullet point on page 26 of the “2009 Events” section that states you acquired the GM and UP Portfolios from HSBC Finance in January 2009 in order the maximize the efficient use of liquidity at each entity. Please tell us and revise this section in future filings to explain in greater detail the business purpose of this transaction and its effects on your cash flow, liquidity and operations.

Response:

HSBC Holdings plc (“HSBC”) acquired Household International, Inc. (“Household”), the predecessor to HSBC Finance, in March 2003.(1)  At the time of the acquisition, Household was the largest independent consumer finance company in the U.S., the second largest third-party issuer of private label credit cards and the eighth largest issuer of MasterCard and Visa credit cards.  A stated reason for the acquisition was to bring together HSBC, one of the world’s most successful deposit gatherers, with Household, one of the world’s largest generators of assets.  In connection with the acquisition, HSBC also announced its expectation that funding costs for the Household businesses would be lower as a result of the financial strength and funding diversity of HSBC.

As disclosed on page 4 of the 2009 Form 10-K, and in prior filings, HUSI works with its affiliates, under the oversight of HSBC North America, to maximize opportunities and efficiencies in HSBC’s operations in the United States, including the funding efficiencies contemplated at the time of the Household acquisition.  The transfers of the General Motors (“GM”) MasterCard receivables, the Union Plus (“UP”) MasterCard/Visa receivables and the auto finance receivables portfolios (the “Transferred Portfolios”) from HSBC Finance to HUSI are indicative of the efficiencies contemplated by this disclosure and available to us as a subsidiary of HSBC North America.

We executed a similar transaction in December 2004 when we purchased approximately $12 billion of private label loans, primarily credit card receivables, and related assets from HSBC Finance at fair value.  We included the proposed transfer of the GM and UP portfolios in our original application to the Board of Governors of the Federal Reserve System (the “Federal Reserve”) regarding the private label portfolio in December 2004, but elected to defer the GM and UP transfers to reduce implementation risk attendant to transferring several portfolios in close succession.  As disclosed in the Annual Report on Form 10-K for the year ended December 31, 2004, HUSI and HSBC Finance continued to consider additional portfolio transfers based upon continuing evaluations of capital and liquidity at each entity.

The primary purpose of these transfers was to lower the cost that HSBC North America incurs to fund these portfolios as HSBC Bank has lower funding costs than HSBC Finance due to its retail deposit base and credit rating.  The transfers also resulted in a reduction in HSBC Finance’s external borrowings, which also had a positive effect on HSBC North America’s overall funding costs.  These transfers also increased and diversified HUSI’s earnings through the addition of a significant earnings stream as we shifted our portfolio mix from low-yielding mortgage assets with real estate risk to higher yielding credit card receivables. Additional information on subsequent purchases of credit card volume on the GM and UP portfolios, along with the fees paid to HSBC Finance to service these portfolios, is presented in Note 23, “Related Party Transactions.”

(1)               HSBC North America Holdings Inc. (“HSBC North America”) is an indirect subsidiary of HSBC and the holding company for HSBC’s operations in the United States and, until December 2009, Canada.  The principal subsidiaries of HSBC North America are HUSI, HSBC Markets (USA) Inc., a holding company for certain global banking and markets subsidiaries, HSBC Finance Corporation (“HSBC Finance”), a holding company for consumer finance businesses, and HSBC Technology & Services (USA) Inc., a provider of information technology and centralized operational and support services.  HSBC Bank USA, N.A. (“HSBC Bank”) is HUSI’s principal U.S banking subsidiary.

In future filings, we will provide additional detail with respect to this transaction where appropriate.

Consider in your response the following:

•                  The reasons why your immediate parent, HNAI, provided a capital contribution of $1.1 billion in connection with these purchases which was later contributed by you to HSBC Bank USA, to provide capital support for the receivables purchased.

Response:

HSBC North America Inc. (“HNAI”) is the immediate parent of HUSI and a subsidiary of HSBC Investments (North America) Inc. (“HINO”).  HSBC Finance is also a subsidiary of HINO.  In connection with the initial transfer of the Transferred Portfolios, HSBC Finance paid dividends to HINO, which were immediately paid as dividends to HNAI, in an aggregate amount of approximately $1.1 billion.  HNAI then contributed this amount and an additional $600 million to HUSI to ensure we would continue to maintain adequate capital levels to support the addition of approximately $15 billion in consumer receivables representing the Transferred Portfolios, as disclosed on page 26 of the 2009 Form 10-K. HUSI contributed the capital to HSBC Bank because HSBC Bank is the legal entity that purchased the Transferred Portfolios. The capital contribution to HSBC Bank also satisfied commitments made to the Federal Reserve in connection with regulatory approval of the transfers, as described on page 169 of the 2009 Form 10-K.

•                  The fourth paragraph on page 28 of the “Performance, Developments and Trends” section states your provision for credit losses increased $1.6 billion in 2009 mainly due to a higher provision for credit receivables related to increased credit card balances related to the acquisition of the GM and UP Portfolios from HSBC Finance.

Response:

The purchase of the Transferred Portfolios resulted in the addition of approximately $12.2 billion of credit card receivables and $2.8 billion of auto finance receivables to HUSI’s balance sheet in January 2009. While these purchases have resulted in increases to HUSI’s net interest income and other revenues, they also contributed to a higher credit loss provision and operating expenses.  As is disclosed on pages 50 and 51 of the 2009 Form 10-K, the provision for credit losses in 2009 associated with our credit card receivables and auto finance portfolios was significantly impacted by the purchase of the Transferred Portfolios.  Of the $1.6 billion total increase in the provision reflected on page 28 of the 2009 Form 10-K, approximately $1.3 billion was attributable to the Transferred Portfolios.

•                  The “Loans Held for Sale” section on page 44 states residential loans held for sale include $757 million as of December 31, 2009 that were acquired from HSBC with the intent of securitizing or selling the loans to third parties. Discuss why you are serving as a conduit for these sales and why HSBC Finance was not able to sell or securitize these loans.

Response:

HUSI began acquiring residential mortgage loans from unaffiliated third parties at fair value in 2005 with the intent of selling them to an affiliate, HSBC Markets (USA) Inc., to facilitate HSBC North America’s U.S. whole loan securitization program.  In 2006, HUSI also began acquiring residential mortgage loans from HSBC Finance at fair value under this program. The transactions with HSBC Finance reflect another example of management’s efforts to maximize the opportunities and efficiencies in HSBC’s operations in the United States, as discussed on page 4 of the 2009 Form 10-K and in our response above, rather than an inability to sell or securitize the subject loans. The program was discontinued in the second half of 2007 and, as disclosed on page 189 of the 2009 Form 10-K, no such transactions have occurred since then.

•                  Discuss the direct or indirect relationship between the effects of these purchase transactions on the results of operations and liquidity and the change by credit agencies in their outlook of your debt ratings from “stable” to “negative” starting in January 2009. Refer to the disclosure in the fourth bullet on page 26.

Response:

We do not believe the purchase of the Transferred Portfolios had any direct or indirect relationship to the credit ratings agency actions disclosed on page 26 and 27 of the 2009 Form 10-K.  HUSI did not issue additional debt to fund the cash consideration of $8.8 billion paid to purchase the Transferred Portfolios. Rather, the changes by certain credit ratings agencies in their outlook of HUSI’s debt ratings were the result of economic conditions at the time, including the fact we reported losses from the fourth quarter of 2007 through the second quarter of 2009, and were generally consistent with actions taken with respect to similar financial institutions.

Critical Accounting Estimates

Allowance for Credit Losses, page 34

2.     We refer to the last paragraph on page 35 that states you use an advanced credit risk methodology to support estimates of incurred losses in pools of homogenous commercial loans based on the collateral securing the transaction and the measure of exposure based on the transaction. Please tell us and revise this section in future filings to expand your discussion of this methodology to include the following:

•                  Discuss in greater detail how the “Loss Given Default” rating is determined, discuss the attributes of the collateral that serve as inputs to your model are determined and clarify how the “measure of exposure” is determined.

Response:

Loss Given Default (“LGD”) represents the estimated loss HUSI will likely incur in the event a borrower defaults and is expressed as a percentage of the exposure at default.  LGD estimates are supported by HUSI’s historical default experience and the losses incurred on these defaults.  These estimates are also subject to review by representatives of the business units as well as the credit approval, work-out and risk analytics teams.

Consistent with industry practice, our internal analysis of historical defaults indicates that collateral is a primary driver of LGD.  Specifically, the presence of collateral (secured versus unsecured), the loan to value ratio, and the quality of collateral are the primary drivers of LGD.  As such, these collateral attributes are used in the estimation of LGD.

LGDs for Commercial Real Estate exposures are determined using the Moody’s Analytics/CBRE Econometric Advisors Commercial Mortgage Metrics model.  This model uses estimates of property type, market data by property type and geographic segments as inputs.  The analysis is then presented to representatives of the business units as well as the credit approval, work-out and risk analytics teams to ensure proper rank ordering and reasonableness of the estimates.

Measure of Exposure includes the current outstanding amount for loans or at risk amount for letters of credit plus an estimated amount of future drawdowns of unfunded commitments.  This future drawdown is determined based on an analysis of our history of defaulted exposures dating back to 1999.  As with LGD, this is subject to periodic validation and review by the Credit Review and Risk Identification function, as well as Credit Risk Committee oversight.

•                  Provide a summary of the quantitative and statistical techniques used to support your assessment of each transaction, discuss what types of internal and external data are used to develop your models, how these inputs are categorized in the fair value hierarchy, and how the models are periodically updated and validated.

Response:

The LGD and Exposure at Default (“EAD”) estimates for each transaction are based on approved models in accordance with our established model development and validation standards. These models are built using a combination of statistical and quantitative techniques. These techniques include regression and constrained optimization.  Internal data used for model development includes default information, collateral values and recovery data. This is augmented by external industry benchmarks and default data published by rating agencies (for example, S&P’s LossStats Database and Fitch North American Loan Loss Database). We also use published academic and industry association loss studies to benchmark our models. For nonperforming or problem loans, we take into account available observable market data inputs. EAD models are developed based on internal data of facilities at the time of default and one year prior to default.

These models are subject to periodic validation and review by the Credit Review and Risk Identification function, which is responsible for, among other things, the ongoing objective independent assessment of credit risk, the quality of credit risk management and the accuracy of our rating of wholesale credit risk, to ensure both LGD/EAD estimates and the modeling framework perform as intended.   The validation includes analysis of statistical tests, business unit feedback, override information and market trends. The results of the model validation and review are presented to the Credit Risk Committee as part of standard governance procedures.

We will revise disclosure regarding our credit risk methodology in future annual filings as appropriate to reflect more clearly the concepts described in our responses above.

Loans held for sale, page 38

3.     We note you state the fair value of residential mortgage loans held for sale is based on valuations of mortgage-backed securities that would be observed in a “hypothetical securitization” adjusted for dissimilarity in the underlying collateral, market liquidity and direct costs to convert the mortgage loans into securities. Please tell us and revise this section in future filings to include the following information:

•                  Discuss the reasons why you use a “hypothetical securitization” model as opposed to a market-based model to determine the fair value of its residential mortgage loans held for sale.

Response:

As is discussed in our response to Comment 1, HUSI began acquiring residential mortgage loans from unaffiliated third parties in 2005 and from HSBC Finance in 2006 with the intent of selling them to an affiliate, HSBC Markets (USA) Inc., to facilitate HSBC North America’s U.S. whole loan securitization program.  With an exit price measurement objective, HUSI is required to determine the relevant principal (or most advantageous) market for the asset in measuring the fair value at the reporting date. Because the securitization market was deemed to be our principal exit market, HUSI historically had applied the “if securitized” approach in determining the fair value of its residential mortgage loans held for sale.

As is disclosed on page 38 of the 2009 Form 10-K, as a result of the recent financial crisis on the securitization market, pricing information on mortgage related assets has become less available. As a result, HUSI migrated away from the “if securitized” approach during 2009 and, instead, considered other viable exit markets, which primarily represented sales into the secondary whole loan market, to obtain observable price or inputs. Accordingly, HUSI removed the “hypothetical securitization” remark in its future filings beginning in the first quarter of 2010.

•                  Discuss the nature of the alternative market information you use to develop the valuation model and what are the different exit markets used to determine or validate the fair value of the loans.

Response:

HUSI’s exit strategy for the whole loan portfolio is through loan sales.  This strategy influences the price testing methodology.  Once the business unit determines their best estimate of the fair value, we perform an analysis of the inventory.  Current valuation of the subprime whole loan portfolio is based on the value of the underlying properties using automated valuation model (“AVM”) valuations for analysis of residential property.  AVMs are technology-based valuations that rely on public data and computer decision logic to determine a potential selling price of a residential property.  Price testing of the portfolio is separated into two segments: performing loans and nonperforming loans.  The analysis for each segment is done at the loan level and results in a range of average prices.

Performing:  Current values (AVMs) for each property/loan are obtained quarterly.  These values are adjusted for various characteristics based on HUSI’s experience refinancing performing loans, and an adjustment may be made to take into account the potential lag in AVM valuations in a declining market.  Other criteria for which adjustments are made to the property value include type of loan documentation, occupancy type, size of loan, payment history and debt-to-income ratio, all of which distinguish the quality of the loan based on the borrower’s ability to pay.  This analysis results in a weighted average price for the performing portion of the subprime whole loan portfolio.

Nonperforming:  With respect to nonperforming loans, a loss severity analysis is performed at the loan level using any available price information from loan sales and other liquidations. Updated AVM valuations are obtained for each loan on a quarterly basis.  The base case loss severity is calculated by adjusting the current home value by the current loan balance with consideration given to the administrative, legal, property tax and preservation costs incurred over the liquidation period.  The base case loss severity is further stressed to consider circumstances in which the base case valuation may not be fully reflecting most recent valuations.  In addition, the AVM valuations are adjusted to consider circumstances in which a declining housing market may overvalue certain properties.  Forward-looking recovery values under each analysis are discounted in order to incorporate the cost of funding.  This results in a narrow range of values based on multiple test cases and a price adjustment will be recorded if the values fall outside that range. Recent 2010 transactions have confirmed these valuations were reasonable.

•                  Describe the specific valuation methodologies you use to determine the fair value of Alt-A loans and the sub-prime residential mortgages totaling $757 million as of December 31, 2009. Refer to Note 9, Loans Held for Sale, page 156.

The response immediately above describes the valuation approach taken to determine the fair value of subprime residential mortgages.  HSBC Bank’s small portfolio of Prime/Alt-A loans, which had a market value of $25.3 million at December 31, 2009 and $21.4 million at March 31, 2010, is benchmarked against the subprime loans for reasonableness.

As of June 30, 2010, Alt-A loans and subprime residential mortgages held for sale were less than $500 million.  Because these loans are not material to our balance sheet, we do not believe adding this additional information to our disclosures would provide meaningful or useful additional information to the readers of our financial statements. In the event these amounts become material, we will provide additional disclosure in future filings as appropriate.

Balance Sheet Review, page 42

4.     We refer to the second paragraph on page 44 regarding the purchase of $3 billion of auto finance loans in January 2009 from HSBC and the transfer of $353 million to loans held for sale. Please tell us and revise this section in future filings to provide the following information:

•                  Explain the business purpose of this transaction with an affiliate considering you are currently running off their indirect auto financing loans which you no longer originate.

Response:

As is disclosed in the 2009 Form 10-K and discussed above, HUSI purchased a $2.8 billion portfolio of auto finance loans from HSBC Finance in January 2009.  The auto finance loan portfolio was a component of the Transferred Portfolios. Please see our response to Comment 1 above regarding the business purpose of the transaction.  Following the purchase, HSBC Finance continued to service the auto finance loans for a fee.  In November 2009, after consultation with senior management of HNAH and HUSI, HSBC Auto Finance Inc., and certain other subsidiaries of HSBC Finance, entered into an agreement with Santander Consumer USA Inc. (“SC USA”) to sell its auto loan servicing operations as well as $1.0 billion in delinquent and non-delinquent auto finance loans consisting of a representative sample of all auto finance loans owned by subsidiaries of HSBC North America and serviced by HSBC Finance.  This included a proportional amount of auto finance loans owned by HUSI. HUSI agreed to the sale terms and, as is disclosed on page 21 of the March 2010 Form 10-Q, transferred its portion of the auto loans to be included in the ultimate sale to SC USA to HSBC Finance to facilitate the North American sale to SC USA.  The transfer of the auto loans from HUSI to HSBC Finance occurred immediately prior to the sale to SC USA and was executed at fair value based on the terms of the sale to SC USA.  We will include similar disclosure in future filings for as long as the transaction is relevant and appropriate to a discussion of our financial results.

•                  Consider in your response that auto finance loans held for sale at December 31, 2009 were sold to HSBC Finance during the first quarter of 2010 in order to facilitate the completion of a loan sale by HSBC Finance to a third party. Discuss how you accounted for the sale back to HSBC Finance of auto loans which appear to have previously purchased from them in 2009. Refer to the “Loans Held for Sale” section on page 77 of the Form 10-Q for the period ended March 31, 2010.

Response:

As a result of the transaction described above, in the third quarter of 2009 HUSI classified as held for sale its portion of the auto finance loans to be sold to HSBC Finance for inclusion in the pool of loans that were sold to SC USA in March 2010.

Results of Operations, page 50

Provision for Credit Losses, page 50

5.     We refer to the second paragraph on page 51 that states the commercial loan provision increased as a result of a specific provision to a single private banking relationship in the third quarter of 2009. Please tell us and in future filings update the collection status of this loan and any other material loans for which specific provisions have been provided, describe in greater detail the nature and dollar amount of the loan, the extent to which it is collateralized or has loan guarantees and the amount of the related specific provision.

Response:

The borrower in this Private Banking relationship plead guilty to bank fraud against HSBC Bank and others, and was recently sentenced.  As part of his plea, the borrower agreed to forfeit his interest in substantially all of his assets.  The U.S. Attorney’s Office has stated that it will work with us and other affected victims regarding a partial repayment of fraud losses from forfeiture proceeds once the forfeiture procedure is complete.  The potential forfeiture assets include $75 million held in an escrow account by the U.S. Attorney’s Office, which funds were turned over by one of the other bank victims subject to a reservation of its rights to claim that it is a bona fide transferee.  We have agreed with the other victims (including that bank) to share in the proceeds of any forfeited assets on a pro rata basis, and have also reserved our right to pursue involuntary bankruptcy proceedings against the borrower.  The specific reserve at December 31, 2009 was

$75 million against an outstanding debt of $75 million from the borrower, $50 million of which was charged off in the first half of 2010.  As of June 30, 2010, the specific reserve remained at $25 million (fully reserved), which we believe is appropriate for the foreseeable future until the U.S. Attorney’s Office makes a final distribution of forfeiture proceeds.  Although it is possible HSBC Bank will recover a portion of the loan from the forfeited assets and escrow, we cannot be certain of the timing or amount of any such recovery due to the complexity of legal issues and proceedings surrounding this matter.

As disclosed on page 80 of the 2009 Form 10-K, the specific allowance for commercial loans totaled $326 million at December 31, 2009 and represented 62 loans.  Of these, only two loans, in addition to the loan described above, had an outstanding balance of $75 million or greater.  The first credit reflects two facilities to one borrower in an aggregate principal amount of approximately $200 million, which had a specific reserve of $25 million as of December 31, 2009.  During 2010, we sold $50 million of our total exposure for approximately $45 million and charged off approximately $5 million at that time. The borrower repaid the balance of the two facilities in full prior to June 30, 2010.

The second credit reflects several personal loans in an aggregate outstanding principal balance of approximately $90 million, which had a specific reserve of $17 million as of December 31, 2009.  The borrower is a commercial real estate developer who is a Private Banking customer, and the loans are secured by various real estate assets, office buildings and condominiums.  We also financed a corporate aircraft, which was recently sold for an amount less than the outstanding loan, and the deficiency balance is now cross-collateralized with certain real estate assets.  We are working with the borrower to negotiate a long-term workout of these various exposures, involving cross-collateralizing all loans, selling certain real estate assets and structuring a long-term payout of the remaining debt.

In future filings, we will include, where appropriate, a summary description of the collection status of any material loans that carry specific provisions. In this regard, please note that we do not view $75 million in exposure as a definitive threshold for materiality.  Rather, the 2009 Form 10-K contained a reference to a particular loan because of the significant amount of demonstrated public interest in the borrower’s activities and the impact on the affected financial institutions.

6.     We refer to the fifth paragraph on page 51 that state the provision for credit losses in 2009 was affected significantly by the purchase of the GM and UP Portfolios. Please tell us and in future filings to quantify the extent to which the provision for credit losses for 2009 and subsequent fiscal periods was affected by these loan purchases from HSBC Finance. Discuss if the inherent credit risks related to the loans types acquired are expected to continue to negatively affect the provision in future periods. Consider the effect of the following information in your response:

•                  The provision for losses on credit card receivables for 2009 was $1.45 billion, or 35% of the total provision of $4.14 billion for 2009 as compared to a provision of $223 million for 2008 or 9% of the total provision of $2.54 billion in 2008.

•                  The allowance for credit losses in 2009 was increased by $424 million as a result of the credit card bulk loan purchases from HSBC Finance but there is no reference to specific provisions recorded related to this allowance. Refer to the table of changes in the allowance for credit losses by general loan categories on page 78 of the “Allowance for Credit Losses” section.

•                  The “Delinquency” section on page 70 shows delinquent credit card receivables were $622 million in 2009 as compared to $118 million in 2008, a $504 million or 427% increase.

Response:

The provision for credit losses on credit card receivables for the year ended December 31, 2009 was $1.45 billion, of which approximately $1.22 billion, or 84 percent, related to the GM and UP portfolios. As is disclosed on page 122 of the 2009 Form 10-K, the purchase of these portfolios resulted in our average credit card loan balances increasing from $1.9 billion in 2008 to $13.1 billion in 2009. This substantial increase in credit card loans will impact prior year comparisons in many areas, including net interest income and fee income, as well as provision, delinquency, charge-off and nonperforming loans and, accordingly, the 2009 Form 10-K and other periodic filings include appropriate disclosure for each materially affected item. It is also important to note that average credit card receivables as a percentage of total average loans was 15 percent in 2009 compared to two percent in 2008, while average real estate secured receivables as a percentage of total average loans fell to 25 percent in 2009 from 34 percent in 2008.  Changes in the product mix from year-to-year also impact loss provision. We believe that the discussion regarding this transaction included in the 2009 Form 10-K, including the detailed breakout of credit card loans serviced by HSBC Finance included in Note 23, “Related Party Transactions,” beginning on page 188 of the 2009 Form 10-K, adequately indicates that the substantial majority of our credit card receivables relate to the GM and UP Portfolios and, therefore, the substantial majority of the increase in credit card credit loss provision is related to those portfolios unless otherwise noted.

In relation to the GM and UP credit card portfolios acquired from HSBC Finance, we recorded $424 million of credit loss reserves as part of our purchase accounting related to the loans that were not subject to the accounting requirements of ASC 310-30. There were no specific provisions recorded related to this allowance at the date of acquisition.

Non-performing assets, page 74

7.     Please tell us and revise this section in future filings, to describe for the most recent period reported, in addition to currently non-performing loans, the nature and extent of any potential problem loans for which you have concerns as to their ability to comply with current loan repayment terms. Refer to the disclosure requirements of Item III.C.2 of Industry Guide 3.

Response:

We note the definition of a “potential problem loan” included in Industry Guide 3.  Management considers credits that are Substandard accruing as potential problem loans.  Substandard loans are those loans about which we have information indicating possible credit problems of borrowers that causes us to have serious doubts as to the ability of such borrowers to comply with the present loan repayment terms.  Substandard accruing credits are typically further defined by an associated probability of default (PD) range of 15 to 99 percent corresponding to certain internal criticized customer risk ratings.  Loans with these criticized customer risk ratings are highly likely to move to nonperforming if potential improvements in the underlying credits fail to materialize.

We disclose the balances of substandard credits on page 76 of the 2009 Form 10-K.

8.     We refer to the “Troubled Debt Restructurings (“TDR”)” section of Note 7, Loans on page 155 that shows the average balance of TDRs in 2009 was $503 million and interest income recognized on TDR loans was $33 million. Please tell us and revise the table of nonperforming assets on page 74 in future filings to separately disclose TDRs that are accruing interest and TDRs that are included as part of nonaccrual loans. Refer to Item III.C.I .(c) of Industry Guide 3.

Response:

In future filings, we will expand the table on page 74 of the 2009 Form 10-K to disclose separately the amount of TDR Loans that are included as part of non-accrual loans. At December 31, 2009, $65 million of the $711 million of total TDR Loans reported were included as part of nonaccrual loans.

9.     Please tell us and in future filings provide the following disclosure with respect to the increase in nonaccrual commercial loans which totals $1.27 billion in 2009 as compared to $241 million in 2008 and the related allowance for credit losses:

•                  Separately disclose the total amount of construction and land loans included in the line item titled “Construction and other real estate” totaling $644 million in 2009 and $74 million in 2008. Discuss any specific known credit risks related to the geography, fair value of collateral, guarantees or interest reserves related to these loans considering repayment of the loans is normally contingent on the future sale of the construction project.

Response:

We will provide the requested detail in future filings.  Construction and other real estate non-accrual loans totaled $644 million in 2009 and $74 millon in 2008, of which $477 million and $36 million, respectively, was construction and land development.  As is disclosed on pages 51 and 79 of the 2009 Form 10-K in connection with our discussion of trends in our commercial loan provision and loan loss allowance for commercial loans, respectively, we experienced a geographic trend in our Commercial Real Estate portfolio (Construction and other real estate) in the condominium construction market in South Florida and California, as well as in hotel and office construction in all markets, especially in the large metropolitan markets where construction projects have been delayed.

•                  Disclose the nature and related collateral or guarantees of the loans included in the “Other commercial” line item totaling $623 [m]illion in 2009 and $167 million in 2008.

Response:

Of the $623 million in “Other Commercial” non-accruals at year-end 2009, $333 million related to four large, unsecured corporate and financial institutions and $144 million related to two large,

secured Private Banking customers.  The collateral securing the two Private Banking customer loans was represented by marketable securities in the first case, which proved to be fraudulent, and real estate and an aircraft in the second case.  The remaining portion of “Other Commercial” non-accruals was comprised of smaller unsecured and secured loans mainly in our middle market and small business portfolios.  Collateral on the secured loans included accounts receivable, inventory, marketable securities and equipment, time share consumer paper, automobile floor planned vehicles, and residential property.  “Other Commercial” non-accruals were $372 million at March 31, 2010 and approximately $255 million at June 30, 2010.  Given the dramatic and continuing improvement since year-end, and the immaterial amounts reflected in this category, we do not believe additional detail regarding collateral and guarantees on these loans would be meaningful.

10.  We note the coverage of the allowance for credit losses for commercial loans as a percent of non-performing commercial loans decreased to 65.44% in 2009 as compared to 146.29% in 2008 during which time nonaccruing commercial loans increased to $1.27 billion as compared to $0.24 billion in 2008. We also note you state the decrease in coverage was due to the migration to nonaccrual of loans that had previously been identified as an increased risk for loss and that they had been reserved. Please tell us and discuss in future filings how you considered the following in your analysis of the allowance for loan losses for commercial loans:

•                  The increase in substandard and doubtful commercial loans totaling $3.52 billion and $0.50 billion in 2009 as compared to $1.87 billion and $0.06 billion in 2008. Refer to the table of criticized loans on page 76 of the “Impaired Commercial Loans” section.

•                  The specific impairment reserve of $336 million with respect to $1.13 billion of impaired loans and none were provided for the remaining $331 million of impaired loans.

•                  The consideration given to the nature and extent of the underlying collateral or guarantees that reduce the credit risk of the loan.

Response:

We include a discussion of the factors contributing to the increase in substandard and doubtful commercial loans on page 79 of the 2009 Form 10-K.

The accounting for loan loss reserves can generally be distinguished between impaired and non-impaired loans.  Both impaired and non-impaired loans are included in Substandard Loans whereas all doubtful loans would be considered impaired. For impaired loans, an analysis is prepared and updated quarterly regarding the expected future cash flows or, for collaterally dependent loans, the fair value of the collateral.  Reserves are established or charge-offs taken when the carrying amount of the loan is in excess of the cash flows expected to be collected.  At December 2009, we determined that $331 million of loans individually assessed had expected cash flows in excess of the carrying value of the loans and thus carried no impairment reserve.

We will continue to monitor our allowance for credit losses on commercial loans as a percentage of nonperforming loans and, where significant changes occur period to period, we will include appropriate discussion in future filings regarding the factors contributing to those changes.

Allowance for Loan Losses, page 76

11.  We note you state in the first paragraph of this section that you obtain updated appraisals for collateral dependent loans generally when they are considered troubled. Considering nonaccrual commercial loans increased to $1.27 billion in 2009 as compared to $0.24 billion in 2008, please tell us and in future filings revise this section to include the following disclosure:

•                  Describe the nature of current information available used by management, other than appraisals, to determine the adequacy of the fair value of the underlying collateral. Discuss the basis for using this information instead of, or in addition to, the appraised value of the properties.

Response:

In addition to appraisals, credit risk management uses internally prepared discounted cash flows using current data points available within the subject property market to determine the adequacy of the fair value of the underlying collateral.

•                  Describe specific situations in which you determined that appraisals would not be appropriate for determining the fair value of the underlying collateral and what other alternative valuation methods were used.

Response:

Under limited and unusual circumstances — for example, where credit risk management is advised and agrees that a third-party appraisal may hinder settlement or foreclosure proceedings — credit risk management will prepare an internal estimate of the fair value of the collateral.  The fair value estimate includes a combination of observable and unobservable market-based inputs based on the expected market participant use of the property.

•                  In situations where you do not use external appraisals to fair value the underlying collateral of impaired loans, please provide a comprehensive discussion of the process and procedures you have in place for estimating the fair value of the collateral for these loans.

Response:

Current information such as rent rolls and operating statements of the subject property are reviewed and presented in a standardized format.  Operating results such as net operating income and cash flows before and after debt service are established and reported with relevant ratios.

Third-party market data, from sources such as CoStar Group and Moody’s Analytics/CBRE Econometric Advisors, are gathered and reviewed for relevance to the subject collateral.  Data is also mined from similar properties within the portfolio.  Actual sales levels of condominiums, operating income and expense figures and rental data on a per square foot basis are derived from existing loans and, when appropriate, are used as comparables for the subject property.

Property specific data, augmented by market data research, is used to project a stabilized year of income and expense for direct capitalization or is used to create a 10-year cash flow model to be discounted at appropriate rates into present value. These valuations are then used to determine if any underlying impairment on the loans exists and appropriate reserves are recorded when warranted.

•                  Expand your discussion regarding your methodology for determining fair value based on external appraisals to include the following:

•                  State how and when you obtain external appraisals and how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs.

Response:

Substantially all appraisals in connection with commercial real estate loans are ordered by the independent real estate appraisal unit at HUSI.  The appraisal must be reviewed and accepted by this unit.  For loans greater than $250,000, an appraisal must be ordered when the loan is classified as Substandard in accordance with the definition provided by the Office of the Comptroller of the Currency.

•                  Describe the typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. Tell us if there have been any significant time lapses during this process.

Response:

On average, it is approximately four weeks from the time the appraisal is ordered until it is completed and the values accepted by HSBC’s independent appraisal review unit.   Subsequent provisions or charge-offs are completed shortly thereafter, generally within the quarter of when the appraisal was received.  We are aware of one instance where credit risk management delayed the appraisal process for nearly one year while we engaged in settlement discussions regarding foreclosure proceedings.  During this time, our internal appraisal unit performed valuations to guide our quarterly impairment decisions.

•                  Discuss any situations where you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

Response:

In instances where a guarantor’s capacity has been fully vetted by reviewing a financial statement and performing a full cash flow analysis and the guarantor’s willingness has been verified, the guaranty would be used as a mitigant to the charge-off amount.  In one instance, a $6.5 million guaranty was used to reduce the amount of the charge-off to be taken.

We will revise disclosure in future filings as appropriate to reflect more clearly the general concepts described in our responses above.  We do not believe, however, that additional disclosure regarding individual loans or actions taken with respect to individual loans would provide meaningful or useful additional information to the readers of our financial statements.

12.  We refer to the statement on page 76 that problem commercial loans in your allowance for loan loss methodology are assigned various “criticized facility grades” where each grade has a probability of default estimate. Please tell us and in future filings revise this section to discuss in greater detail how the “criticized facility grades” are determined for the problem commercial loans; the inputs used to determine the probability of default estimate; and the methodology used to periodically validate this methodology.

Response:

Our criticized facility grades align with U.S. regulatory risk ratings and are mapped to our probability of default (PD) master scale. This master scale is based on long term S&P default rates for comparatively rated credits. The default probabilities for substandard typically range from 15 to 99 percent corresponding to criticized customer risk ratings. Credit approval officers use their judgment of potential credit weaknesses in assigning these criticized risk ratings. The inputs used by the credit approval officers in assigning ratings include covenant violations, inability of the borrower to finance its operations, continued losses, adverse liquidity and cash-flows trends in addition to the borrower’s financial and industry information.  An independent loan review function reviews the credit facility grades and evaluates the overall quality of the risk rating process by management.

These PD estimates are validated on an annual basis using back-testing of actual default rates and benchmarking of the internal ratings with external rating agency data like S&P ratings and default rates. Latest annual validation results for 2010 indicate that PD estimates for the criticized ratings remain conservative based on five years of default experience and external benchmarks.

We will revise disclosure in future filings as appropriate to reflect more clearly the general concepts described in our responses above.

13.          We refer to the allocation of credit losses by major loan categories on page 80 that shows $938 million or 38% of the allowance was allocated to commercial loans and $2.92 million or 62% was allocated to consumer loans. Please tell us and in future filings revise this section to provide the following information:

•                  Discuss how the specific allocation of $336 million, or 9% of the total allowance, made with respect to impaired loans for $1.13 billion as of December 31, 2009 was included in the table on page 80. Refer to the “Impaired Commercial Loans” section on page 75.

Response:

The allowance for credit losses is calculated separately for each loan portfolio presented in the table on page 80, as described in more detail on pages 34-36, 76 and 133-134 of the 2009 Form 10-K. Of the $336 million referred to on page 75, the entire amount is included in the Commercial allowance for credit losses of $938 million.

•                  Describe any other material specific allocations made of the allowance for credit losses in 2009 or, if not, discuss your methodology for establishing the general allowance for the remaining 91% of the allowance for loan losses.

Response:

The use of the word “allocation” may imply that we have unallocated general reserves that we have allocated to our loan portfolios, which is not the case.  In future filings, we will revise the introductory language to the table to read, “The allowance for credit losses by major loan categories, excluding loans held for sale, is presented in the following table.”

Note 2, Summary of Significant Accounting Policies and New Accounting Pronouncements, page 131

Significant Accounting Policies, page 131

Charge-off and Nonaccrual Policies and Practices, page 135

14.  We note that private label credit cards and credit card receivables are charged off after becoming six months contractually delinquent and interest generally accrues until the receivable is charged-off. Considering credit card receivables do not generally migrate to nonaccrual status prior to being charged-off, please tell us and revise this note and all related disclosure in future filings to clarify: (1) your basis for classifying credit cards receivables as nonperforming loans when they are past due 90 days or more but continue to accrue interest until they are charged-off after becoming six months contractually delinquent and (2) the migration analysis you perform to determine the effect on the allowance for credit losses of changes in the delinquency status of the credit card loans and their classification as nonperforming and charge-off loans. Consider the following information in your response and proposed disclosure to be included in future filings:

•                  Two-months or over contractually delinquent private label card and credit card receivables totaled $1.21 billion or 30% of total delinquent loans of $4.0 billion as of December 31, 2009. Refer to the “Delinquency” section on page 70.

•                  Combined net charge-offs of the private label card and credit card receivables were $2.246 billion or 72% of total charge offs of $3.11 billion in 2009. Refer to the “Net Charge-off of Loans” table on page 72.

•                  Nonaccrual credit card receivables were only $3 million out of the $2.75 billion of total nonaccruing loans as of December 31, 2009. Non-performing loans of $3.82 billion in 2009 included $878 million of private label and credit card receivables that were past due 90 days or more but continue to accrue interest until they are charged-off. Refer to disclosure in the “Nonperforming Assets” section on page 74.

•                  The allowance for credit losses has a combined $2.29 billion allocation for private label card and credit card receivables, equal to 59% of the total allowance for credit losses of $3.86 billion as of December 31, 2009. Refer to the table of the allocation of credit losses by major loan categories in the on page 89 of the “Allowance for Credit Losses” section.

Response:

HUSI’s policy not to place credit card loans on nonaccrual status was established in accordance with regulatory guidance.  As outlined in the Glossary of the “Instructions for Preparation of Consolidated Reports of Condition and Income,” published by the Federal Financial Institutions Examination Council, although the general rule is for banks to not accrue interest on loans for which principal or interest has been delinquent for a period of 90 days or more, one exception to this general rule is that consumer loans for which principal or interest is due and unpaid for 90 days need not be placed on nonaccrual status.  HUSI has historically elected to apply this exception to credit card loans, consistent with other major credit card issuers in the U.S.  As a high percentage of our credit card loans that are 90 days or more past due progress to charge-off, we believe it is appropriate to include such loans in our nonperforming loan table.  Credit card loans are charged off by the end of the month in which the account becomes 180 days past due or within 60 days of receiving notification of the bankruptcy of the borrower.  Our charge-off and nonaccrual policies are disclosed on page 135 of the 2009 Form 10-K.

We estimate probable incurred losses for credit card receivables using a roll rate migration analysis that estimates the likelihood that a loan will progress through the various stages of delinquency and ultimately charge-off. This analysis considers delinquency status, loss experience and severity and takes into account whether loans are in bankruptcy, have been restructured, rewritten, modified, or are subject to forebearance or an external debt management plan.  Delinquency status may be affected by customer account management policies and practices, such as the restructure of accounts, forbearance agreements, extended payment plans, modification arrangements and loan rewrites.  In addition, loss reserves on credit card receivables are maintained to reflect our judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation. Risk factors considered in establishing loss reserves on credit card receivables include product mix, bankruptcy trends, geographic concentrations, economic conditions such as national and local trends in unemployment, housing markets and interest rates, portfolio seasoning, account management policies and practices, current levels of charge-offs and delinquencies, changes in laws and regulations and other items which can affect consumer payment patterns on outstanding credit card receivables such as natural disasters and global pandemics.  The roll rate methodology also incorporates reserves for accrued interest on credit card loans.  Further discussion of the roll rate migration analysis is included in our response to Comment 15 below.

15.  We note that, based on your charge-offs and nonaccrual policies for credit cards described on page 135, the $878 million of past due nonperforming credit card loans, equal to 23% of total nonperforming loans for 2009 stated on page 74, will normally not migrate to nonaccrual status after classifying them as accruing past due nonperforming loans. Considering that about 59% of your allowance for credit losses as of December 31, 2009 relates to credit card loans, please tell us and discuss in future filings the following information regarding how you determine the allowance for credit losses for credit card loans taking into consideration the inherent credit loss in both delinquent and non-delinquent credit card loans.

•                  Describe any migration analysis you perform using roll-rate methodologies that consider movement of loans to more severe delinquency buckets as a prediction of the credit loss event.

Response:

As noted in our response to Comment 14 above, a historical roll rate methodology is used for determining the probability that loans will progress through the various delinquency buckets and ultimately charge-off. The roll rate methodology is a migration analysis based on contractual delinquency and rolling average historical loss experience which captures the increased likelihood of an account migrating to charge-off as the past due status of such account increases. The roll rate models used were developed by tracking the movement of delinquencies by age of delinquency by month (bucket) over a specified time period. Each “bucket” represents a period of delinquency in 30-day increments. The roll from the last delinquency bucket results in charge-off. Delinquency is a method for determining aging of past due accounts based on the status of payments under the loan. The roll percentages are converted to reserve requirements for each delinquency period (i.e., 30 days, 60 days, etc.). Average roll rates are developed to avoid temporary aberrations caused by seasonal trends in delinquency experienced by some product types. Management has determined that a 12-month average roll rate balances the desire to avoid temporary aberrations, while at the same time analyzing recent historical data. The calculations are performed monthly and are done consistently from period to period. In addition, loss reserves on credit card receivables are maintained to reflect our judgment of portfolio risk factors which may not be fully reflected in the statistical roll rate calculation.

In future 10-K filings, we will expand the discussion of our allowance for credit losses accounting policy to include this additional detail.

•                  Describe the methodologies you use for determining estimated inherent credit losses on the performing credit card loans portfolio consistent with SFAS 5 requirements.

Response:

Our response to this comment is included in the response immediately above.

•                  Describe your basis for including the allowance allocated to credit card loans in your allowance to nonperforming loan ratios in the “Nonperforming Assets” section on page 74 and the “Allowance for Credit Losses” section on page 77. We note that if the allowance to nonperforming loan ratios were revised to exclude the allowance for loan for items that never migrate to nonaccrual status, the ratios would likely be significantly different and it is possible that different trends could exist. Please advise us and ensure that your disclosures in future filings are clear on how these amounts are calculated.

Response:

With regard to the allowance to nonperforming loan ratio presented in the table on page 74, we believe it is appropriate to include the credit card allowance in such ratio as we include credit card loans greater than 90 days and still accruing as part of nonperforming loans for the reasons discussed in our response to Comment 14 above. We will revise footnote (1) to the table in future filings to provide more clarity as to how such ratios are calculated.

Note 3, Loans, page 152

16. We refer to the “Purchased Loan Portfolios” section on page 152 which states the purchase price of the GM and UP Portfolios was $12.2 billion of which $6.1 million was paid in cash and you assumed $6.1 billion of indebtedness. Please tell us and in future filings provide the following information:

•                  Discuss the nature and terms of the $6.1 billion of indebtedness assumed by the Company.

Response:

As part of the purchase of the GM and UP credit card receivable portfolios discussed in our response to Comment 1, HUSI assumed $6.1 billion of associated securitized funding, recorded as secured financings. As disclosed on page 86 of the 2009 Form 10-K, $2.4 billion of this funding remained at December 31, 2009, of which $1.3 billion relates to public funding that will be fully paid in 2010.

•                  Explain what benefit of ownership you received considering HSBC Finance retained the customer relationship and continues to service the portfolios for a fee.

Response:

While HSBC Finance retained the customer account relationships associated with the GM and UP portfolios, HUSI purchased all legal right, title and interest in and to the receivables generated under the accounts, including all payments of principal, finance charges, all administrative and transaction fees and other amounts due and payable on the accounts. As discussed in our response to Comment 1, the addition of the Transferred Portfolios to HSBC Bank’s balance sheet both increased and diversified our earnings stream.

•                  Disclose how you determined there were no material variations in the fair value of the assets that were acquired in January 2009 considering the independent valuation opinions were rendered in November and early December 2008.

Response:

As disclosed in previous SEC filings, HSBC received independent valuations for the GM and UP credit card receivables portfolios late in the fourth quarter of 2008.  These portfolios were re-valued at year-end using an internally developed, discounted cash flow model that was previously validated by a third party.  These internal valuations at year-end reflected no material variations from the independent valuations received during the fourth quarter.  It is also important to note that the period of time from receipt of the independent valuations to the actual transfer on January 9, 2009 was extremely short.  We will enhance our disclosure regarding this transaction in future annual filings.

•                  Provide similar disclosure with respect to the $3 billion of auto finance loans acquired from HSBC Finance in January 2009 considering the purchase price was determined by independent valuations made in September 2008. Explain how the valuations were updated considering you state that none of the auto finance loans were delinquent at the time of purchase.

Response:

Similarly, HUSI purchased approximately $2.8 billion of auto finance loans from HSBC Finance in January of 2009.  As the plans for this asset transfer were being contemplated, an independent valuation was obtained from a third party in September of 2008.  This auto finance portfolio was valued internally at December 31, 2008 using an internally-developed discounted cash flow model, which indicated only an immaterial increase in fair value from September 30, 2008.  As a result, the purchase price was not adjusted.  Delinquent loans in the portfolio were replaced with current loans prior to the asset transfer as it was previously decided that HUSI would only acquire non-delinquent loans.  We will enhance our disclosure regarding this transaction in future annual filings.

17.  We refer to the “Troubled Debt Restructurings (“TDR”)” section on page 154 that states TDRs were $711 million in 2009 as compared to $251 million in 2008. Please tell us and in future filings provide the following information:

•                  State the total dollar amount of TDRs that were classified as accrual and nonaccrual loans as of December 31, 2008 and if any TDRs were recorded as impaired loans. Consider in your response that page 155 states interest was recognized on TDR loans in 2009 for $33 million.

Response:

At December 31, 2009, $65 million of the $711 million of total TDR Loans reported were included as part of nonaccrual loans. At December 31, 2008, $22 million of the $251 million of total TDR Loans reported were included as part of non-accrual loans. Commercial TDR Loans recorded as impaired loans totaled $88 million in 2009 and $18 million in 2008. We will expand the disclosure in future filings to include these additional details.

•                  Disclose the total dollar amount of TDRs that were charged off in 2009 broken down by major loan types and discuss how they were considered in determining the allowance for credit losses for TDR loans totaling $136 million for 2009.

Response:

Presented below is the dollar amount of TDR Loans that were charged off in 2009 broken down by major loan types:

Loan Type	TDR Loans Charged Off Year Ended December 31, 2009
(in millions)
Commercial	$2
Residential mortgage	7
Private label credit card	60
Credit card	36
Auto finance	1
Other consumer	—
Total	$106

Because these amounts are not a material component of our charge-off levels, either in total or by loan type, we do not believe adding this additional information to our disclosures would provide meaningful additional information to the readers of our financial statements. In the event these amounts become material, we will disclose in future filings. In establishing the allowance for credit losses on TDR Loans, we utilize a discounted cash flow impairment analysis, consistent with ASC 310-40-35-8 through 35-12, in conjunction with ASC 310-10-35-22.  We will revise our disclosure in future filings to note this.

•                  Discuss the types of loan modifications made to restructured commercial and real estate loans and the terms of the restructuring as of December 31, 2009. Tell us whether you have any commercial loans that have repayment dates extended at or near the original maturity date and which you have not classified as impaired, for reasons such as the existence of personal guarantees. If so, revise this section to discuss the following:

•                  The types of repayment extensions being made including the duration of the extension period.

•                  The loan terms that have been adjusted from the original terms.

•                  Whether these loans are collateral dependent and, if so, the nature of the underlying collateral and the latest appraisal date.

Response:

Loan modifications on restructured commercial and real estate loans generally include changes to the term of the facility, amortization schedule, interest rate, collateral or borrower guaranty.

During 2009, there was one troubled debt restructuring in which the subject loan was not classified as an impaired loan.  More specifically, a three-year extension was granted to a customer and a payment guaranty was released in exchange for a $5 million down payment, the replenishment of a $5 million interest reserve, an increase in the interest rate, and the payment of a fee.  All of the existing mezzanine debt was extinguished and converted to equity.  In addition, the loan was secured by commercial real estate, which resulted in a loan-to-value ratio of 99 percent.  Although we classified this restructuring as a troubled debt restructuring, we did not classify the loan as impaired due to the overall expected cash flows projected at the time of the restructuring.

Note 6, Securities, page 144

18.  We refer to the second full paragraph on page 148 that states your assessment for credit loss was focused on private label asset backed securities which you evaluate on a quarterly basis. Please tell us and revise this section in future filings to provide the following information regarding private label asset backed securities:

•                  Discuss the specific credit risks inherent in this type of security that requires more attention by you than other securities in the portfolio.

Response:

Substantially all of the private label asset-backed securities are supported by residential mortgages, home equity loans or commercial mortgages. Our assessment for credit loss was concentrated on this particular asset class because of the following inherent risk factors:

1.               The recovery of the U.S. economy remains sluggish;

2.               The continued deterioration of the U.S. housing markets with increasing delinquencies and foreclosure;

3.               No real traction in government sponsored programs in loan modifications;

4.               A lack of refinancing activities within certain segments of the mortgage market, even at the current low interest rate environment, and the re-defaulted rate for refinanced loans;

5.               The unemployment rate remains high despite recent modest improvement, and consumer confidence remains low;

6.               The decline in the occupancy rate in commercial properties; and

7.               The severity and duration of unrealized loss.

•                  Disclose the total dollar amount of private label asset backed securities for which an other-than-temporary loss was recorded in 2009 and 2008 and of these securities that are in a loss position with a duration of 12 months or more in 2009.

Response:

The dollar amounts of asset-backed securities for which impairment losses were recognized in 2009 and 2008 are as follows:

	Balance as of December 31, 2009			Impairment Loss Charged to
(in USD millions)	Amortized Cost	Unrealized Impairment Loss	Fair Value	Profit and Loss in 2009
Available for sale Classification
Asset-backed Securities:
Residential mortgages	390	55	284	51
Home equity loans	75	23	27	25
Total	465	78	311	76

In addition, there was $48 million of OTTI charged to profit and loss on 2009 on bonds that were sold prior to December 31, 2009.

	Balance as of December 31, 2008			Impairment Loss Charged to
(in USD millions)	Amortized Cost	Unrealized Impairment Loss	Fair Value	Profit and Loss in 2008
Available for sale Classification
Asset-backed Securities:
Residential mortgages	65	23	38	5
Home equity loans	0	0	0	0
Total	65	23	38	5

•                  Provide an enhanced discussion of the analysis made of the specific private label asset-backed securities with significant unrealized losses over twelve months for purposes of identifying credit impairment, including those rated below investment grade, for which you determined the recognition of an other-than-temporary loss was not required.

Response:

The amortized cost and fair value of those asset-backed securities with unrealized loss of more than 12 months for which no other-than-temporary-impairment (“OTTI”) has been recognized are as follows:

	Balance as of December 31, 2009
(in USD millions)	Amortized Cost	Unrealized Losses for more than 12 months	Fair Value
Available for sale Classification
Asset-backed Securities:
Residential mortgages	630	(121)	509
Commercial mortgages	219	(14)	205
Home equity loans	563	(219)	344
Auto loans	50	(1)	49
Student loans	35	(5)	30
Sub-total	1,497	(360)	1,137
Held to maturity Classification
Asset-backed Securities
Residential mortgages	141	(20)	121
Total	1,638	(380)	1,258

HUSI performs a quarterly impairment assessment. As part of this assessment, HUSI identifies all available-for-sale and held-to-maturity securities for which the fair value is below the amortized cost. As part of this process, HUSI determines whether a credit loss has occurred for these securities and records OTTI losses when credit losses are identified. In determining whether a credit loss has occurred, HUSI projects future cash flows to be collected from the security taking into consideration, among other things, the credit enhancement structure, the financial strength of the financial guarantee wraps, the credit quality of the mortgagors and the valuation of the underlying mortgaged properties.

Although the fair value of a particular security is below its amortized cost for more than 12 months, it does not necessarily result in a credit loss. The decline in fair value may be caused by, among other things, the illiquidity of the market. To the extent HUSI does not intend to sell the debt security and it is more likely than not HUSI will not be required to sell the security before the recovery of the amortized cost basis, no OTTI is deemed to have occurred. The fair value of most of the asset-backed securities has recovered significantly as the economy has started to recover from the financial crisis.

We will revise our disclosure in future filings to reflect our responses above.

19. We refer to the third paragraph on page 149 that states you held thirty two available-for-sale asset backed securities that were backed by a wrap of a monoline insurance company for $441 million of the total fair value of $1.9 billion which had gross unrealized losses of $219 million at December 31, 2009. You state that in evaluating the extent of your reliance on investment grade monoline insurance companies you consider the creditworthiness of the monoline and other market factors. Please tell us and in future filings, provide the following information:

•                  Discuss how you determine the creditworthiness of the monoline insurer and the nature of the other market factors you use in your assessment.

Response:

Certain asset-backed securities held by HUSI have an embedded financial guarantee provided by monoline insurers. Because the financial guarantee is not a separate and distinct contract from the asset-backed security, they are considered as a single unit of account for fair value measurement and impairment assessment purposes. The monoline insurers are regulated by the insurance commissioners of the relevant states and certain monoline insurers that write the financial guarantee contracts are public companies. Our Credit Department performs credit and liquidity analyses on the monoline insurers quarterly. Our analysis also compares market-based credit default spreads, when available, to assess the appropriateness of our monoline insurers credit-worthiness.  Based on the public information available, including the regulatory reviews and actions undertaken by the state insurance commissions and the published financial results, our Credit Department determines the appropriate amount of reliance HUSI should place on the financial guarantee policy in estimating the cash flows to be collected for the purpose of recognizing and measuring impairment loss.

•                  Explain how the downgrade to below investment grade of three of the monoline insurers affected the credit risk of the asset backed securities and the related analysis for other-than-temporary impairment of the security. Discuss the reasons why the

Company placed no reliance on two of the monoline insurers that were downgraded to below investment grade and limited reliance on the third one.

Response:

As of December 31, 2009, three of the monoline insurers, which provide financial guarantees to the structures, received below investment grade credit ratings from the ratings agencies.  A credit downgrade is a key but not the only factor in determining the credit risk or the monoline’s ability to fulfill its contractual obligation under the financial guarantee arrangement. Although a monoline may have been downgraded by the rating agencies or have been ordered to commute its operations by the insurance commissioners, it may retain the ability and the obligation to continue to pay claims in the near term. HUSI has assessed the short-term liquidity of and the ability to pay claims by the monoline insurers in estimating the amounts of cash flows expected to be collected from specific asset-backed securities for the purpose of assessing and measuring credit loss.  Based on our analyses of the financial condition and short-term liquidity of the monoline insurers, management decided to place an 18-month reliance on only one of the downgraded monoline insurers in estimating cash flows to be collected from the asset-backed securities wrapped by that particular insurer.

We will revise our disclosure in future filings to reflect our responses above.

Note 12, Goodwill, page 158

20.  We note you had $2.65 billion of goodwill in 2009 and 2008 and that, based on your impairment tests, have determined that the fair value of all their reporting units exceeded their carrying values as of the testing date. We also note that during each quarter of 2009 you performed interim impairment tests for the Global Banking and Markets reporting unit and the Private Banking Unit, which had allocated goodwill of $633 million and $415 million, respectively. Please tell us and in future filings provide the following information:

•                  Provide a reconciliation of the goodwill per reporting unit prepared on an IFRS basis as reported in Note 24, Business Segments to the goodwill disclosed under US GAAP in Note 12. Consider in your response that the goodwill for the Global Banking and Markets unit and the Private Banking unit under IFRS was $497 million and $326 million or $136 million and $69 million less than under US GAAP.

Response:

A reconciliation of goodwill under IFRS to goodwill under U.S. GAAP by business segment is provided in the following table:

	HUSI Business Segments (IFRS)
	PFS	CMB	PB	GB&M	Total
Goodwill balance at December 31, 2009 — IFRS	$876	$368	$326	$497	$2,067

Adjustments associated with differences between IFRS and U.S. GAAP bases of accounting:

Amortization under IFRS through 2004	250	97	89	131	567
Purchase accounting adjustment (2006)	10	4	3	5	22
Additional U.S. GAAP goodwill on sale of subsidiary (2007)			(3)		(3)
Additional U.S. GAAP mortgage impairment (2008)	(6)				(6)

Goodwill balance at December 31, 2009 — U.S. GAAP	$1,130	$469	$415	$633	$2,647

As is discussed on page 193 of the 2009 Form 10-K, for IFRS goodwill was amortized until 2005. Under U.S. GAAP, goodwill amortization ceased on January 1, 2002.  As approximately 98 percent of the difference in the balance of goodwill under IFRS and U.S. GAAP is a result of the additional amortization allowed under IFRS through 2004 in accordance with IFRS transition rules, we do not believe that additional disclosure regarding the immaterial components of the reconciliation reflected in the table above would provide any additional meaningful or useful information to readers of our financial statements.

•                  Discuss in greater detail the results of your impairment of goodwill tests for the Personal Financial Services reporting unit which had pre-tax losses of $693 million and $597 million in 2009 and 2008 and for the Global Banking and Markets reporting unit which had a loss of $1.84 billion in 2008 equal to 99% of consolidated pre-tax loss under IFRS and 70% of pre-tax loss under US GAAP for 2008.

Response:

The goodwill impairment test for Personal Financial Services (“PFS”) utilized earnings and capital projections over the next 10-year period.  The earnings projections utilized in the annual impairment test projected that the current economic slowdown would continue and the PFS business would remain unprofitable for the remaining six months of 2009 and the full year 2010.  Management’s earnings projections assumed the economic recovery would slowly reduce loan impairment charges and the business would return to profitability in 2011.  As noted in our March 2010 Form 10-Q, the PFS business has benefited from the recovery earlier than our projections had indicated and was profitable in the first quarter of 2010 on an IFRS basis.  We continue to believe our earnings forecasts and discount rates utilized are reasonable based on the current economic environment.

The goodwill impairment test for Global Banking & Markets also utilized earnings and capital projections over the next 10-year period.  The earnings projections utilized in the annual impairment test project that the Global Banking & Markets business would return to profitability in 2010.  As noted in our March 2010 Form 10-Q, the Global Banking & Markets business recorded $446 million of profit before tax.  The profit recorded by Global Banking & Markets during the first quarter of 2010 has already exceeded our expectations of the full year profit that was projected in the 2009 annual goodwill impairment test.  We continue to believe our earnings forecasts and discount rates utilized are reasonable based on the current economic environment.

Note 16, Derivative Financial Instruments, page 162

21.  We refer to the “Credit-Risk-Related Contingent Features” section on page 167 that states you enter into credit default swaps that require you to maintain a specific credit rating from each of the major credit rating agencies. We note you state that the total fair value of all derivatives with credit-risk-related contingencies in a liability position were $9.3 billion in 2009 for which you have posted collateral of $8.1 billion. Please tell us and in future filings revise this section to disclose the nature of the collateral that was posted and where it is disclosed in the balance sheet or cross reference to related footnote disclosure.

Response:

Substantially all of the collateral pledged was in the form of cash and is reflected in either interest bearing deposits with banks or other assets. We will revise future filings to disclose the nature of the pledged collateral and where it is reflected in the consolidated balance sheet. We will also reference Note 29, “Collateral, Commitments and Contingent Liabilities.”

22.  We refer to the “Notional Value of Derivative Contracts” on page 168 that shows credit derivatives had a notional amount of $768.5 billion in 2009. Please tell us and revise this table in future filings to provide the following information:

•                  Provide a cross reference to related disclosure in the “Credit Risk Related Guarantees, Credit Derivatives” section on page 200 of Note 27, Guarantee Arrangements.

Response:

In future filings, we will provide a cross reference to the related disclosure in the “Credit Risk Related Guarantees - Credit Derivatives” section of Note 27, “Guarantee Arrangements.”

•                  Reconcile the notional values of credit derivatives for $768.5 billion on page 168 with the table of net credit derivative positions on page 201 of Note 27 in which the notional values of sell-protection credit derivatives of $387.2 billion are not added to but are offset against the buy-protection credit derivatives of $381.3 billion.

Response:

The disclosure in the table on page 201 is intended to summarize our net fair value exposure with respect to our credit derivative positions.  Accordingly, we believed it would also be appropriate to net the related notional positions for purposes of consistency in presentation.

Note 27, Guarantee Arrangements, page 200

23.  We note the second full paragraph on page 201 which states you actively manage your market and credit risk exposure on your credit derivatives by retaining a no or limited net sell protection position at any time. We also note the table that summarizes the net credit derivative positions in the “Credit Risk Related Guarantees, Credit Derivatives” section on page 201 shows a net sell-protection position in 2009 of $5.97 billion. Please tell us and revise this table in future filings to explain the limitations of this net position disclosure considering the following:

•                  The offset of the sell-protection credit derivatives of $387.2 billion against the buy protection credit derivative of $381.3 billion may not be legally binding in the absence of any master netting agreements with the same counterparty.

•                  The credit loss triggering events for individual sell-protection credit derivatives may not be the same or occur in the same periods as those of the buy-protection credit derivatives thereby not providing an offset.

Response:

To clarify, HUSI presents its derivative assets and derivative liabilities on a net basis on the face of the consolidated balance sheet only if all of the conditions in ASC 210-20-45-1 are met.

ASC 815-10-50-4K requires a seller (writer) of credit derivatives to disclose certain information including, but not limited to, the nature of the credit derivatives, the maximum potential future payments and the fair value of the credit derivatives. HUSI believes that such one-sided disclosure could be misleading and does not depict a complete analysis of our risk exposure nor the manner in which we manage our credit derivative portfolio. In order to properly present our credit derivative exposure, we have also disclosed similar information relating to our buy-protection positions at the reporting date.

We acknowledge and agree with your comments pertaining to the legally binding right to offset and that the credit loss triggering events for buy-protection and sell-protection derivatives may not occur in the same reporting period. We will add additional footnote disclosure in future filings to add clarification.

24.  We refer to the summary of credit ratings of credit risk related guarantees on page 202. We note that $310.7 billion or 80% of the notional amount of sell-protection credit derivatives related to investment grade obligors and $76.5 billion of notional amount of 20% related to non-investment grade credit ratings. Please tell us and discuss in future filings how the obligors with non-investment grade credit ratings has impacted the valuation of the fair value of the credit derivative considering the increased risk of default by the counterparty.

Response:

ASC 815-10-50-4K requires a seller (writer) of credit derivatives to disclose the events or circumstances that would require the seller (writer) to perform under the credit derivative and the current status of the payment/performance risk of the credit derivative. The recently issued external credit ratings on the referenced obligors can be used as indicators of the current status of the payment/performance risk.

A non-investment grade rating of a referenced obligor has a negative impact to the fair value of the credit derivative and increases the likelihood that HUSI will be required to perform under the sell- protection credit derivative contract. HUSI employs market-based parameters and, where possible, uses the observable credit spreads of the referenced obligors as measurement inputs in determining the fair value of the credit derivatives. We observed that such market parameters are more indicative of the current status of payment/performance risk than external ratings by the rating agencies which may be reactive and not forward-looking in nature and, as a result, lags behind those market-based indicators.

We will revise our disclosure in future filings to reflect our responses above.

Note 28, Fair Value Measurements, page 203

25.  We refer to the table on page 206 regarding changes in the fair value of Level 3 assets and liabilities that shows the majority of the transfers into Level 3 assets of $913 million were related to residential mortgage backed securities classified as trading and available for sale assets for $643 million and other domestic debt securities for $345 million.  Please tell us and revise future filings to discuss the specific events that triggered these changes in the inputs used to value these financial assets and the new methodology used to determine their fair value.

Response:

We observed during the financial crisis that the creditworthiness of an asset-backed security has a direct relationship with the observability of its measurement inputs. In general, the credit downgrade of a security often results in reduced liquidity. Liquidity premium is an observable input and, if significant to the fair value measurement of the securities, could result in a change in a measurement reclassification in the fair value hierarchy.  During the year, certain residential mortgage-backed securities were downgraded by the rating agencies. In addition, performance indicators, such as the duration and severity of delinquencies and impairments, led us to conclude that there were increasing liquidity risk premiums associated with these securities.  These events triggered additional review of the measurement classifications within the fair value hierarchy.

In addition, HUSI engages third-party pricing services to obtain pricing information from at least two sources for the purpose of determining fair value measurements. Where there is a significant discrepancy in the prices obtained, HUSI will perform additional procedures to validate all third-party pricing information. We believe that such pricing discrepancies may be indicative of illiquidity and a lack of an observable input in the market. This validation process may result in adjustments to fair value. To the extent such an unobservable input adjustment is significant to the fair value estimate, the resultant fair value measurements are transferred from Level 2 to Level 3 within the fair value hierarchy.  Where HUSI is unable to obtain pricing information from external sources, we use standard valuation models, such as Intex Solutions, to model deal-specific cash flows of the underlying collateral and determine available cash flows attributable to the tranche held by HUSI.  Some of the more significant assumptions used for valuation purposes include probability of default, loss severity and prepayment speeds taking into consideration the collateral type, the credit quality of the collateral and the credit enhancement in the structure.

We will revise our disclosure in future filings to provide enhanced discussion regarding the reasons that drive any transfers into and out of Level 3 assets and liabilities.

26.  We refer to the summary of assets and liabilities recorded at fair value on a non-recurring basis on page 207 that shows residential mortgages held for sale for $793 million and the impaired loans for $961 million were classified as Level 3 inputs. Please tell us and revise this section in future filings to discuss why these assets have been classified as Level 3 inputs and discuss the effect of market conditions on determining the fair value of the underlying collateral of these collateral dependent loans.

Response:

HUSI held certain residential mortgages that were classified as held for sale and were measured at the lower of cost or fair value in accordance with ASC 948-310-35-1. The fair value did not exceed the carrying value at the reporting date; as such, the mortgages were stated at fair value as of December 31, 2009. For valuation purposes, HUSI determined the fair value of these held for sale loans based on the underlying mortgaged properties. The underlying real estate properties are illiquid assets as a result of market conditions and significant inputs in estimating fair value were unobservable. Additionally, the fair value of the properties is affected by, among other things, the location, the payment history and the completeness of the loan documentation. As a result, the resultant fair value measurements have been classified as Level 3 non-recurring measurement.

Similarly, certain commercial loans have undergone troubled debt restructurings and are considered impaired under ASC subtopic 310-10. As a matter of practical expedience, ASC 310-10-35-22 permits HUSI to measure the credit impairment of a collateral-dependent loan based on the fair value of the collateral asset. The collateral often involves real estate properties that are illiquid due to market conditions. As a result, the net measurement of the commercial loan is classified as Level 3 non-recurring measurement within the fair value hierarchy.

We will revise our disclosure in future filings to note this.

Executive Compensation, page 229

27.  You disclose on page 232 that quantitative standards and performance targets are used in establishing an executive’s compensation. In future years, please disclose the specific corporate performance objectives used as bases for awarding performance-based bonuses or other elements of compensation to your named executive officers. Revise your disclosure so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance and Disclosure Interpretation 118.04.

Response:

As is disclosed beginning on page 231 of the 2009 Form 10-K, HUSI’s compensation program, which is based on HSBC’s global reward strategy, emphasizes the use of considered discretion rather than formulaic analyses in assessing performance.  Accordingly, while the Staff correctly observes that we use quantitative standards and performance targets in determining the amount of discretionary variable pay, we also disclose on page 232 that quantitative and qualitative objectives “provided some guidance with respect to 2009 compensation” and “discretion paid a considerable role in establishing variable pay awards” in 2009.  We also direct the Staff to the following statement on page 232 of the 2009 Form 10-K:

While there are specific quantitative goals as outlined above, achievement of one or all of the objectives are just considerations in the final reward decision.

Item 402(b)(1) of Regulation S-K requires registrants to discuss and explain all material elements of named executive officer compensation.  Item 402(b)(2) of Regulation S-K provides examples of the type of information that may be material and, accordingly, required to be disclosed under Compensation Discussion and Analysis.  Material information may include, depending on the facts and circumstances, “specific items of corporate performance are taken into account in setting compensation policies and making compensation decisions . . . .”

In connection with future filings, as with prior filings including the 2009 Form 10-K, we will evaluate our compensation program and provide appropriate disclosure that is responsive to applicable disclosure requirements regarding each material element including, where material, the specific information described in and requested by this Comment 27.  We also note and appreciate the Staff’s guidance regarding exclusion of such otherwise required disclosure on the basis of competitive harm.

Form 10-Q for the period ended March 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 66

Results of Operations, page 80

28.  We refer to the “Provision for Credit Losses” section on page 82 that states the Company provided a provision of $211 million for the first quarter of 2010, based on lower loss estimates in your commercial and consumer loan portfolios, equal to an 82% or $963 million decrease as compared to the $1.17 billion provision for the same period in 2009, and equal to 25% of net charge-offs of $852 million for the first quarter of 2010. We also note the following related disclosure:

•                  The $963 million reduction in the provisions for credit losses during the first quarter of 2010 as compared to the same period in 2009 included a combined $493 million or 51% decrease due to private label card receivables and credit card receivables.

•                  The Credit Quality, “Allowance for Credit Losses” section on page 96 states the allowance for credit losses as of March 31, 2010 was $3.22 billion, equal to a $640 million or 16.5% decrease as compared to $3.86 billion as of December 31, 2009.

Please tell us and in future filings discuss the following factors as they relate to your statements that the decrease in the provision related to private label card and credit card receivables was due to, among other factors, improved lower dollars of delinquency since year-end partially due to increased seasonality and to improved outlook on future loss estimates due to projected lower impact of higher unemployment rates on losses:

•                  The combined provision of $299 million related to private label card and credit card receivables for the first quarter of 2010 was only 48% of the related $628 million of charge-offs for that interim period. Refer to the table of changes in the allowance for credit losses by general loan categories on page 98.

•                  The level of charge-offs related to combined private label and credit card loans has not decreased significantly during the first quarter of 2010 as compared to prior quarters in spite of improvements due to seasonality. We note that charge-offs for these loan types were $628 million during the first quarter of 2010 as compared to $649 million during the fourth quarter of 2009, a quarterly decrease of $21 million or 3%. We also note net charge-offs for these loans types were $650 million and $566 million during the third quarter and second quarters of 2009. Refer to the “Net Charge-off of Loans” section on page 101 of the Form 10-Q for the period ended March 31, 2010 and on page 72 of the Form 10-K for the period ended December 31, 2009.

•                  Dollars of delinquency related to private label card and credit card receivables were $1.03 billion as of March 31, 2009 as compared to $1.21 billion as of December 31,  2009, equal to a $180 million or a 15% decrease. However, we note that page 101  states the lower dollars of delinquency were also the result of seasonal improvements in collection activities related to customers using tax refunds to make payments and therefore these lower levels may not be indicative of a recurring positive payment trend. Refer to the “Delinquency” section on page 100.

•                  Nonperforming private label card and credit card receivables were $751 million as of March 31, 2010 as compared to $878 million as of December 31, 2009, a $127  million or 14% decrease. Consider the expected effects of the seasoning of the GM and UP Portfolios acquired from HSBC Finance in January 2009 which resulted in increased charge-offs during the second half of 2009. Refer to the “Non-performing assets” section on page 103 and the “Net Charge-offs of Loans” section on page 72 of the Form 10-K for the period ended December 31, 2009.

Response:

Credit loss reserves on a consolidated basis declined in the first quarter of 2010 as the provision for credit losses was $641 million less than net charge-offs. With respect to the private label card and credit card portfolios, credit loss reserves also decreased in the first quarter as the provision for credit losses was $329 million lower than net charge-offs. This was the result of many factors, as described in our disclosure, most notably lower receivable levels and improved economic and credit conditions. In such an environment, it would be expected that credit loss provision would trend lower than net charge-offs. As a result, our expectations of future charge-offs are significantly lower than that experienced in the fourth quarter of 2009 and first quarter of 2010. These factors also served to decrease the balance of accruing credit card and private label card loans contractually past due 90 days or more at March 31, 2010. Also, while there was meaningful improvement in delinquency during the first quarter of 2010 due to the factors described in our disclosure, we believe it was important to note that a portion of that improvement was seasonal.  In future filings, we will continue to disclose the factors that impact our credit loss provision period to period as well as the trends in the associated credit metrics, such as delinquency, charge-off and non-accrual.

In connection with the responses provided above, HSBC USA Inc. hereby acknowledges that:

•                  HSBC USA Inc. is responsible for the adequacy and accuracy of the disclosure in the filings referred to above;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings referred to above; and

•                  HSBC USA Inc. may not assert Staff comments as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions about this letter, our responses or the referenced filings, please call Mick Forde, Senior Vice President and Assistant General Counsel of HSBC USA Inc. at (224) 544-2945 or Jack McGinnis, Executive Vice President and Chief Financial Officer of HSBC USA Inc. at (224) 544-4458.

Sincerely,

/s/ JOHN T. MCGINNIS

John T. McGinnis
Executive Vice President and Chief Financial Officer
HSBC USA Inc.